Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”) 800 – 333 Seymour Street Vancouver, BC V6B 5A6

Item 2.	Date of Material Change

March 17, 2014

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on March 17, 2014 through Marketwired and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On March 17, 2014, Great Panther announced that the Company has resumed full operation of the mine and plant facilities at its Guanajuato Mine Complex in Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On March 17, 2014, Great Panther announced that the Company has resumed full operation of the mine and plant facilities at its Guanajuato Mine Complex in Mexico.

Since recovering the Company’s main administration building and plant facility in Guanajuato on Thursday March 13th, from the illegal occupation that began March 9th, employees and contractors have worked diligently to assess the condition of the facilities and return them to full operation as quickly as possible.

“I would like to express my appreciation to all of our employees and contractors who wasted no time in cleaning up, conducting inventories, assessing damages and getting the plant up and running”, stated Robert Archer, President & CEO. “This has been a very difficult week for everyone but our team really pulled together to get things back to normal. Once again, I would like to thank the various authorities who were instrumental in the safe and peaceful return of Great Panther’s property in such a short period of time.”

The Company is working with the authorities as they conduct an investigation into the illegal occupation.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer President & CEO 1-888-355-1766

Item 9.	Date of Report

March 17, 2014.